# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MarketWise, Inc., CIK 0001805651
CUSIP: 57064P206
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1125 N. Charles Street, Baltimore, Maryland (MD), 21201
Date of event which requires filing of this statement: 02/17/2026
Filed by CIK 0001875753
Persons authorized to receive notices and communications: Nicole Sullivan, Monument & Cathedral Holdings, LLC, 14 W. Mount Vernon Place, Baltimore, Maryland (MD), 21201, (410) 223-2677

## Reporting persons
- Monument & Cathedral Holdings, LLC (CIK 0001875753): type of reporting person: other (OO); citizenship or place of organization: Maryland (MD); source of funds: other (OO); sole voting power 6,983,620; shared voting power 0; sole dispositive power 5,955,927; shared dispositive power 0; aggregate amount beneficially owned 6,983,620 (74.3% of the class)
  Comment: The number of shares beneficially owned by the reporting person as set forth in boxes 7, 9 and 11 consists entirely of Common Units of MarketWise, LLC ("Common Units") either held directly by Monument & Cathedral Holdings, LLC ("Monument") or over which Monument has voting control, and which are redeemable by the holder for, at the election of the Issuer, shares of Class A common stock of the Issuer on a one-for-one basis or a cash payment equal to the volume weighted average market price of one Class A common stock of the Issuer for each Common Unit redeemed.
  
  The percent of class represented by the amount in Row 13 is based on (a) 2,416,640 shares of Class A Common Stock outstanding as of November 3, 2025, 2025 as reported in the Issuer's Form 10-Q filed with the SEC on November 6, 2025 and (b) 6,983,620 shares of Class A Common Stock that could be issued, at the election of the Issuer, upon the redemption by the holder of Common Units.
- Cobblestone Publishing, Inc. (CIK 0000320072): type of reporting person: corporation (CO); citizenship or place of organization: Maryland (MD); source of funds: other (OO); sole voting power 6,983,620; shared voting power 0; sole dispositive power 5,955,927; shared dispositive power 0; aggregate amount beneficially owned 6,983,620 (74.3% of the class)
  Comment: The number of shares beneficially owned by the reporting person as set forth in boxes 7, 9 and 11 consists entirely of Common Units either held directly by Monument or over which Monument has voting control, which are redeemable by the holder for, at the election of the Issuer, shares of Class A common stock of the Issuer on a one-for-one basis or a cash payment equal to the volume weighted average market price of one Class A common stock of the Issuer for each Common Unit redeemed.
  
  The percent of class represented by the amount in Row 13 is based on (a) 2,416,640 shares of Class A Common Stock outstanding as of November 3, 2025, 2025 as reported in the Issuer's Form 10-Q filed with the SEC on November 6, 2025 and (b) 6,983,620 shares of Class A Common Stock that could be issued, at the election of the Issuer, upon the redemption by the holder of Common Units.
- Erika Nolan (CIK 0002042995): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 6,983,620; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 6,983,620 (74.3% of the class)
  Comment: The number of shares beneficially owned by the reporting person as set forth in boxes 8 and 11 consists entirely of Common Units either held directly by Monument or over which Monument has voting control, which are redeemable by the holder for, at the election of the Issuer, shares of Class A common stock of the Issuer on a one-for-one basis or a cash payment equal to the volume weighted average market price of one Class A common stock of the Issuer for each Common Unit redeemed. Ms. Nolan disclaims beneficial ownership of all the foregoing shares or Common Units owned by Monument or with respect to which Monument has voting control.
  
  The percent of class represented by the amount in Row 13 is based on (a) 2,416,640 shares of Class A Common Stock outstanding as of November 3, 2025, 2025 as reported in the Issuer's Form 10-Q filed with the SEC on November 6, 2025 and (b) 6,983,620 shares of Class A Common Stock that could be issued, at the election of the Issuer, upon the redemption by the holder of Common Units.
- Elizabeth W. P. Bonner 2009 Irrevocable Trust Number Two (CIK 0002043525): type of reporting person: other (OO); citizenship or place of organization: Maryland (MD); source of funds: other (OO); sole voting power 6,983,620; shared voting power 0; sole dispositive power 5,961,813; shared dispositive power 0; aggregate amount beneficially owned 6,983,620 (74.3% of the class)
  Comment: The number of shares beneficially owned by the reporting person as set forth in boxes 7, 9 and 11 consists of (a) 6,977,734 Common Units either held directly by Monument or over which Monument has voting control, which are redeemable by the holder for, at the election of the Issuer, shares of Class A common stock of the Issuer on a one-for-one basis or a cash payment equal to the volume weighted average market price of one Class A common stock of the Issuer for each Common Unit redeemed and (b) 5,886 Common Units held directly by the Elizabeth W. P. Bonner 2009 Irrevocable Trust Number Two (the "Trust"), which are redeemable by the holder for, at the election of the Issuer, shares of Class A common stock of the Issuer on a one-for-one basis or a cash payment equal to the volume weighted average market price of one Class A common stock of the Issuer for each Common Unit redeemed. The Trust disclaims beneficial ownership of all of the foregoing shares or Common Units owned by Monument or over which Monument has voting control (except with respect to the Common Units held directly by the Trust).
  
  The percent of class represented by the amount in Row 13 is based on (a) 2,416,640 shares of Class A Common Stock outstanding as of November 3, 2025, 2025 as reported in the Issuer's Form 10-Q filed with the SEC on November 6, 2025 and (b) 6,983,620 shares of Class A Common Stock that could be issued, at the election of the Issuer, upon the redemption by the holder of Common Units.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: MarketWise, Inc.
Address of issuer's principal executive offices: 1125 N. Charles Street, Baltimore, Maryland (MD), 21201
Comment: The following constitutes Amendment No. 3 (this "Amendment") to the Schedule 13D filed on September 14, 2023 by Myles Norin, LLC ("Norin LLC"), Myles Norin, Monument and Cobblestone Publishing, Inc. ("Cobblestone") (the "Original Schedule 13D"), as amended by Amendment No. 1 filed on November 22, 2024 by Monument, Cobblestone, Erika Nolan, the Trust, the Estate of Myles Norin (the "Norin Estate") and Norin LLC ("Amendment No. 1"), and as amended by Amendment No. 2 filed on October 29, 2025 by Monument, Cobblestone, Erika Nolan, the Trust and Norin LLC ("Amendment No. 2"). The Original Schedule 13D, as amended through the date of this Amendment, is collectively referred to herein as the "Schedule 13D". Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by adding the following:

On October 28, 2025, Monument (collectively with its affiliates, "M&C") delivered a letter to the board of directors of the Issuer (the "Board"), which contained a proposal (the "Proposal") to acquire all of the outstanding equity interests of each of the Issuer and Marketwise, LLC (collectively, "Marketwise" or the "Company") that are not owned directly or indirectly by M&C, for cash consideration of $17.25 per share (the "Proposed Transaction").

The Reporting Persons continue to believe the Proposal represents an extremely attractive value to the Issuer's shareholders for the reasons set forth in the Proposal. However, after nearly four months of minimal substantive engagement from the special committee of independent directors of the Board (the "Special Committee"), the Reporting Persons no longer believe it is in their best interests to pursue the Proposed Transaction on the terms proposed by the Reporting Persons, and have informed the Special Committee that the Proposal is withdrawn.

Notwithstanding the withdrawal of the Proposal, the Reporting Persons intend to continue to engage in discussions with, among others, the Issuer and the Board and/or third parties, including debt and equity financing sources and other relevant parties and may take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization, liquidation, asset sale or divestiture) or the business, operations, assets, strategy, future plans, prospects, corporate structure, Board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer, which discussions may include proposing or considering proposals and counterproposals.

Notwithstanding the withdrawal of the Proposal, the Reporting Persons intend to regularly review their investment in the Company on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced in this Schedule 13D, as may be further amended from time to time, and any limitations imposed by the Issuer's financial position and strategic direction, actions taken by the Board (or any committee thereof), price levels of the Issuer's securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include, (i) acquiring additional Common Units and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer and/or Marketwise, LLC (collectively, "Securities") in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Although the foregoing reflects activities presently contemplated by the Reporting Persons, the foregoing is subject to change at any time, and the Reporting Persons reserve their right to change their plans and intentions with respect to the Issuer or Marketwise, LLC, including in connection with any of the actions described in this Item 4. Any action taken by the Reporting Persons may be effected at any time and from time to time, subject to applicable limitations imposed by applicable law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) and 5(b) are hereby amended and restated as follows:

The information set forth on the cover pages of, and the information set forth or incorporated by reference in Items 2, 3, and 6 to the Schedule 13D, as amended, is hereby incorporated by reference in Item 5(a) and 5(b).

The ownership information presented below represents beneficial ownership of Class A Common Stock and Class B Common Stock of the Issuer as of November 3, 2025 based on 2,416,640 shares of Class A Common Stock and 13,612,641 shares of Class B Common Stock outstanding, as reported in the Issuer's Form 10-Q filed with the SEC on November 6, 2025.

Monument and Cobblestone beneficially own 6,983,620 shares of Class A Common Stock of the Issuer representing 74.3% of the class and 6,983,620 shares of Class B Common Stock of the Issuer representing 51.3% of the class. (See notes 1 and 2 below.)

Ms. Nolan beneficially owns 6,983,620 shares of Class A Common Stock of the Issuer representing 74.3% of the class and 6,983,620 shares of Class B Common Stock of the Issuer representing 51.3% of the class. (See notes 1, 2 and 3 below.)

The Trust beneficially owns 6,983,620 shares of Class A Common Stock of the Issuer representing 74.3% of the class and 6,983,620 shares of Class B Common Stock of the Issuer representing 51.3% of the class. (See notes 1, 2 and 4 below.)

Note 1: The shares of Class A Common Stock listed as beneficially owned consist of 6,983,620 Common Units of MarketWise, LLC ("Common Units"), which are redeemable by the holder for, at the election of the Issuer, shares of Class A common stock of the Issuer on a one-for-one basis or a cash payment equal to the volume weighted average market price of one share of Class A common stock of the Issuer for each Common Unit redeemed.

Note 2: In connection with each Common Unit, a holder is issued with a corresponding share of Class B Common Stock. The Shares of Class B common stock have no economic rights, but each share entitles the holder to one vote on all matters on which stockholders of the Issuer are entitled to vote generally. Upon redemption of any Common Unit, the corresponding share of Class B Common Stock will be terminated. The shares of Class B Common Stock listed as beneficially owned represent 5,955,927 shares held of record by Monument and 1,027,693 shares held by certain former equityholders of Monument who have entered into a voting proxy with respect to their Common Units and corresponding shares of Class B Common Stock in favor of Monument, a copy of the form is attached hereto as Exhibit 99.3 and incorporated by reference herein.

Note 3: The shares listed as beneficially owned consist of (a) 6,983,620 Common Units held directly by Monument or over which Monument has voting control and (b) 6,983,620 shares of Class B Common Stock held directly by Monument or over which Monument has voting control. Ms. Nolan is the President of Cobblestone, which is the sole manager of Monument. As a result, Ms. Nolan may be deemed to beneficially own the Common Units held by Monument directly or over which Monument has voting control and shares of Class B Common Stock held directly by Monument or over which Monument has voting control. Ms. Nolan disclaims beneficial ownership of all the foregoing shares or Common Units owned by Monument or with respect to which Monument has voting control.

Note 4: The shares listed as beneficially owned consist of (a) 6,977,734 Common Units held directly by Monument or over which Monument has voting control and (b) 5,886 shares of Class B Common Stock held directly by the Trust. The Trust is the majority shareholder of Cobblestone. As a result, the Trust may be deemed to beneficially own the Common Units held by Monument directly or over which Monument has voting control and the shares of Class B Common Stock held directly by Monument or over which Monument has voting control. The Trust disclaims beneficial ownership of all the foregoing shares or Common Units owned by Monument or with respect to which Monument has voting control (other than with respect to Common Units directly owned by the Trust).
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented by adding the following:

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

## Signatures
- Monument & Cathedral Holdings, LLC: /s/ Erika Nolan, Erika Nolan/President of Cobblestone Publishing, Inc. which is the manager of Monument & Cathedral Holdings, LLC (02/17/2026)
- Cobblestone Publishing, Inc.: /s/ Erika Nolan, Erika Nolan/President (02/17/2026)
- Erika Nolan: /s/ Erika Nolan, Erika Nolan/individual (02/17/2026)
- Elizabeth W. P. Bonner 2009 Irrevocable Trust Number Two: /s/ Margaret F. DeCampo, Margaret F. DeCampo/Trustee (02/17/2026)
- Elizabeth W. P. Bonner 2009 Irrevocable Trust Number Two: /s/ William R. Bonner, Jr., William R. Bonner, Jr./Trustee (02/17/2026)
- Elizabeth W. P. Bonner 2009 Irrevocable Trust Number Two: /s/ William Wesley Bonner, William Wesley Bonner/Trustee (02/17/2026)
- Elizabeth W. P. Bonner 2009 Irrevocable Trust Number Two: /s/ Maria Bonner Lombardi, Maria Bonner Lombardi/Trustee (02/17/2026)